SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2003
ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

ON TRACK INNOVATIONS LTD. INVITATION FOR AN EXTRAORDINARY
GENERAL MEETING SCHEDULED TO NOVEMBER 7, 2003

You are hereby invited to an Extraordinary General Meeting (the “Meeting”) of the Company’s shareholders to be held on November 7, 2003, 9:00AM (Israel local time) at the offices of the Company in Rosh-Pina, Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.	To increase the Company's share capital by NIS 500,000 divided into 5,000,000 ordinary shares of NIS 0.1 nominal value each, so that following the increase, the Company’s authorized share capital shall be NIS1,000,000 divided into 10,000,000 ordinary shares NIS 0.1 par value and to amend Article 6 of the Company’s Articles of Association to be read as follows: “The authorized share capital of the Company is NIS1,000,000 divided into 10,000,000 Ordinary Shares.”

2.	To reappoint Ms. Shulamith Shiffer as an external director of the Company for an additional year ending October 1, 2004.

3.	To approve:

a.	(i) the conversion of the Convertible Promissory Notes (the “4% Notes”) in the principal amount of $624,000, bearing 4% interest per annum, with a conversion price of $2.75 of indebtedness at the time of conversion for one ordinary share, issued by the Company in a private placement to Platinum Partners Value Arbitrage Fund, Platinum Global Macro Fund, West End Convertibles Fund L.P., WEC Partners LLC and Michael H. Weiss (the “Lenders”), pursuant to the Note and Warrant Purchase Agreement dated September 8, 2003 among the Company and the Lenders, and the (ii) exercisability of the warrants issued to such Lenders with a five-year term to purchase 112,365 of the Company’s ordinary shares to the Lenders with an exercise price of $5.75 per ordinary share (the “Note Warrants”). It is noted that if approval of the Company’s shareholders shall not be obtained by May 8, 2004, the 4% Notes shall be immediately due and payable in cash and the Note Warrants will terminate pursuant to their terms and the additional warrants issued to such Lenders with a three-year term (the “Alternative Warrants”) to purchase 293,647 ordinary shares with an exercise price of $5.75 per ordinary share shall be exercisable immediately after May 8, 2004. If shareholders’ approval for the conversion of the 4% Notes and the exercise of Note Warrants shall be obtained by May 8, 2004, the Alternative Warrants shall terminate pursuant to their terms.

b.	The grant by the Lenders to Mr. Oded Bashan, the CEO, Chairman and President of the Company, of irrevocable proxies to vote in his discretion all of the ordinary shares to be issued to such Lenders upon conversion of the 4% Notes and Note Warrants, at all meetings of the shareholders until such ordinary shares are sold to an unaffiliated third party. The ordinary shares issuable upon conversion of the 4% Notes and exercise of the Note Warrants would constitute approximately 11% of the Company’s outstanding shares after such conversion and exercise (based on the issued and outstanding shares as the date hereof). The Board of Directors has determined that the terms of the 4% Notes, the Note Warrants and the Alternative Warrants are fair to, and in the best interest of the Company and its shareholders.

4.	To approve a private placement transactions in the principal amount of US$700,000 by the Meitav Group which consists of Mutual Funds and Private Investors (as detailed below), subject to the execution of definitive agreements, pursuant to the following terms and conditions:

a.	(i) issue up to 113,235 Ordinary Shares of the Company out of its authorized share capital to Meitav Security Advisors and Investment Management Ltd., Y.A.Z Investments and Assets Ltd., Bauhinia Investments Ltd. and Elgev Holdings Ltd. (“the Private Investors”) at a purchase price of US$3.40 per share.

(ii) concurrently with the issuance of the Ordinary Shares, to issue warrants to purchase 56,618 Ordinary Shares exercisable for a five-year period, with an exercise price of $5 per share. Upon the Company’s request the Private Investors shall be required to exercise the warrants if the Company’s closing share price on Nasdaq shall be equal to and/or exceed US$10 per share for 5 consecutive trading days, otherwise the warrants shall expire pursuant to their terms. Such exercise will include a cashless exercise mechanism during the first two-year period of the warrants exercisablitity period.

(iii) approve the grant by the Private Investors to Mr. Oded Bashan, the CEO, Chairman and President of the Company, of irrevocable proxies to vote in his discretion all of the ordinary shares to be issued to such Private Investors at all meetings of the shareholders until such ordinary shares are sold to an unaffiliated third party.

b.	issue up to 100,000 Ordinary Shares of the Company out of its authorized share capital to Meitav Options, Meitav Menayot, Meitav Maof Dinamit, Meitav Yter, Meitav Hitech and Meitav Global (“the Mutual Funds”) at a purchase price of US$3.15 per share. The Closing of the transaction with the Mutual Funds will be conditioned upon the registration of the Ordinary Shares on either the Prime Standard Segment of the Frankfurt Stock Exchange or the Nasdaq Small Cap Market and provided that on one day during the 5 trading days following such registration, the closing price of the Company’s shares in the Nasdaq Small Cap Market will not be less than $3.15 per share.
The Board of Directors determined that the terms of the above private placement transactions are fair to, and in the best interest of the Company and its shareholders.

5.	To approve the grant of options to purchase 240,000 ordinary shares at an exercise price of $2.75 per share under the Company’s Share Option Plan to Mr. Oded Bashan, the CEO, Chairman and President of the Company, pursuant to the Company’s Board of Directors resolution dated August 22, 2003; To approve the grant of options to purchase 20,000 ordinary shares at an exercise price of $2.75 per share under the Company’s Share Option Plan to Mr. Ronnie Gilboa pursuant to the Company’s Board of Directors resolution dated August 22, 2003; and to approve the grant of options to purchase 60,000 ordinary shares at an exercise price of $2.75 per share under the Company’s Share Option Plan to Mr. Ohad Bashan, Head of Global Marketing and Strategy Development of the Company and President and Chief Executive Officer of OTI America, Inc. pursuant to the Company’s Board of Directors resolution dated August 22, 2003.

6.	To approve the extension of Oded Bashan’s employment agreement with the Company for an additional five-year period commencing July 1, 2004 pursuant to the Company’s Board of Directors resolution dated July 16, 2003.

Only shareholders of record at the closing of the trading day of October 17, 2003 (the “Record Date”) are entitled to attend and vote at the Meeting. At the date of this notice, 2,721,726 shares of NIS 0.1 par value each of the Company (the “Shares”) are outstanding and eligible for voting at the Meeting. A shareholder whose shares are registered in his or her favor with a member of a Stock Exchange and such Shares are included in the Shares which are registered in the Register of Shareholders of the Company under the name of such member of a Stock Exchange, shall be required to prove its ownership of the Shares as of the Record Date, by providing the Company at least 48 hours before the time appointed for holding the Meeting, with an ownership certificate in the form attached herewith, issued by such a member of a Stock Exchange. Under the Articles of Association of the Company (the “Articles”), no business shall be transacted at any shareholders’ meeting unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy, holding at least 331/3% of the issued and outstanding Shares of the Company (a “Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

A shareholder wishing to vote by proxy, must deposit the instrument appointing a proxy, together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy, or a copy certified by a lawyer, of such power of attorney, at the offices of Continental Stock Transfer & Trust Company at the address set herein below, at least 48 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy. Copies of the suggested resolutions, are available for inspection at the Company’s offices in Rosh-Pina, Israel (tel. 972-4-6868000) between the hours 9:00-12:00 am as well as the offices of the Paying and Depository Agent, Dresdner Bank Dresdner Bank AG, Corporates & Markets CMEG, Corporate Finance Services THA 44, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany and the offices of the Company’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Pl. - 8th Floor, New York, NY 10004, USA, att: Gail Schweda.

By order of the board of directors.

On Track Innovations Ltd.

Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company’s Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)
(1) Name of shareholder ______________
(2) I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________ Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________ Country of incorporation _____________

(3) Record Date for which this certificate is granted __________

Details of the Shares:

(1)	Name of the security - Ordinary Share; Par value - N.I.S 0.1 ; ISIN code - IL 009248951

(2)	No. of Shares -_________

(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________         Date: ______________

On Track Innovations Ltd.

Proxy

Date: __________

I, the undersigned, _________________, a shareholder of On Track Innovations Ltd. (the “Company”), and entitled to _______ votes at the Extraordinary General Meeting of the shareholders of the Company (the “Meeting”), hereby appoint Oded Bashan, and in his absence, Ronnie Gilboa, to vote for me and on my behalf at theMeeting to be heldon the 7 day of November, 2003 and at every adjournment thereof.

As Witness my hand this _____ day of _______ 2003.

Signature

I, ____________, Adv., do hereby confirm that this Proxy has been duly signed by ____________________.

, Adv.	Date